CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
AVIAT NETWORKS, INC.
Aviat Networks, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:
A.    The name of the Corporation is Aviat Networks, Inc.
B.    The Corporation was originally incorporated under the name Harris Stratex Networks, Inc., and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 5, 2006.
C.    Article IV(a) of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:
“(a)    Capitalization. The total number of shares of all classes that this Corporation is authorized to issue is 350,000,000 shares, of which (i) 50,000,000 shares shall be designated as preferred stock, par value $0.01 per share (the “Preferred Stock”), and (ii) 300,000,000 shares shall be designated as common stock, par value $0.01 per share (the “Common Stock”). Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each 12 shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) in lieu of such fractional share interests, in an amount equal to the product obtained by multiplying (a) the fraction of one share owned by the stockholder by (b) the closing price per share of the Common Stock as reported on The Nasdaq Stock Market as of the date of the Effective Time. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”
D.    This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

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IN WITNESS WHEREOF, Aviat Networks, Inc. has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed this 10th day of June, 2016.

AVIAT NETWORKS, INC

By: /s/ Michael A. Pangia
Name: Michael A. Pangia
Title: President & Chief Executive Officer